SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 7, 2008

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

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Registrant in connection with Rule 12g3-2(b): 82- )

Enclosure: Financial information - first quarter 2008

press release

Paris, May 7 2008

Financial information - first quarter 2008

Third consecutive quarter of sustained revenue growth

•

revenue up 3.7% on a comparable basis to euro13 billion

•

gross operating margin grew 4.6% on a comparable basis to euro 4.8 billion with a 0.3 point improvement in margin rate to 36.8%

•

2008 objectives confirmed

key indicators for the 1st quarter 2008

in millions of euros	Q1 08	Q1 07	Q1 07	Change	Change
(unaudited data)		data on an historical basis	on a comparable basis	data on an historical basis	on a comparable basis
Consolidated revenues	13,027	12,844	12,561	1.4%	3.7%
of which:
Personal Communication Services	7,064	6,931	6,615	1.9%	6.8%
Home Communication Services	5,649	5,574	5,647	1.3%	0.0%
Enterprise Services	1,902	1,890	1,865	0.6%	2.0%
Inter-segment eliminations	(1,587)	(1,551)	(1,567)	2.3%	1.3%
Gross Operating Margin	4,790	4,657	4,578	2.8%	4.6%
GOM/Revenue	36.8%	36.3%	36.5%	+0.5 pt	+0.3 pt
CAPEX	1,492	1,232	1,206	+21.1%	+23.8%
CAPEX/Revenue	11.5%	9.6%	9.6%	+1.9 pt	+1.9 pt

Commenting on the first quarter 2008 results, Didier Lombard, Chairman and CEO of France Telecom, stated: “It gives me great pleasure to present to you today our first quarter results, which confirm the effectiveness of our growth strategy and the ongoing efforts of our employees to transform the Group. This is indeed our third consecutive quarter of strong growth. Revenues increased across all our business segments and geographic areas, driven particularly by a return to growth in the mature markets of Western Europe, including France.

“An improvement in our operating profitability, which has now been stable for four consecutive quarters, has gone hand-in-hand with the increase in revenues. The Group is thus in a position to confirm with confidence our financial objectives for 2008.

“Against this background, all the necessary conditions are in place for the Group to take part in the consolidation of the European sector, while scrupulously honouring our commitments, particularly with regard to our dividend policy and a gearing ratio consistent with our medium-term goals.”

analysis of key Group figures

revenues

France Telecom Group revenues were 13.027 billion euros in the first quarter of 2008, up from 12.844 billion euros in the first quarter of 2007.

On a comparable basis, the increase in Group revenues was sustained for the third consecutive quarter, reaching 3.7% year-on-year in the first quarter of 2008, after a rise of 3.6% in the fourth quarter of 2007 and 3.5% in the third quarter of 2007.

The mature markets of Western Europe1 continued the rebound posted during the two preceding quarters, with an increase of 2.4% year-on-year in the first quarter of 2008, after an increase of 1.9% in both the fourth and third quarters of 2007. Mobile services in the United Kingdom and in France as well as Enterprise Services continued to improve as observed in the second half of 2007. At the same time, revenues in markets with strong growth potential1 increased at a similar pace to the prior year, rising 12.2% in the first quarter of 2008 on a comparable basis.

Growth in revenues on an historical basis was 1.4%. This includes the unfavourable effect of exchange rates (-155 million euros) and changes in the scope of consolidation (-128 million euros) following the sale of the Orange mobile and internet activities in the Netherlands as of 1 October 2007 and the acquisition of Ya.com in Spain on 31 July 2007.

gross operating margin

Gross Operating Margin (GOM) was 4.790 billion euros in the first quarter of 2008, up 2.8% on an historical basis and 4.6% on a comparable basis.

The GOM rate2 was 36.8% in the first quarter of 2008 compared to 36.5% in the first quarter of 2007 on a comparable basis (36.3% on an historical basis), an improvement of 0.3 points (+0.5 points on an historical basis), stemming in particular from lower provisions for risk at 31 March 2008 than at 31 March 2007.

The ratio of personnel costs to revenues improved 0.6 points  to 17.2% in the first quarter of 2008 compared with 17.8% in the first quarter of 2007 (17.6% on an historical basis). The number of employees fell from 190,826 at 31 March 2007 to 185,874 at 31 March 2008, a 2.6% decrease (2.8% on an historical basis).

The ratio of service fees and inter-operator costs to revenues remained virtually flat at 14.7% in the first quarter of 2008 versus 14.6% in the first quarter of 2007 (14.9% on an historical basis). The impact of lower call termination rates for mobile services was offset by growth in unlimited offers.

The ratio of commercial costs to revenues was 14.5%, a 0.7 point increase year-on-year (on both a comparable and historical basis). This reflects steps taken to build loyalty among existing customers and to win new customers in the majority of countries.

1 Refer to glossary

2 The Gross Operating Margin in relation to revenue

capital expenditures on tangible and intangible assets (CAPEX)

Capital expenditures on tangible and intangible assets (CAPEX) was 1.492 billion euros in the first quarter of 2008, an increase of 23.8% year on year (up 21.1% on an historical basis). The major increase in CAPEX in the quarter was linked to the purchase of technical facilities in France for 145 million euros.

CAPEX as a proportion of revenues was 11.5% versus 9.6% the year before on both an historical basis and a comparable basis. This is in line with the 2008 objective of keeping capital expenditure at around 13% of revenues.

Capital expenditures in markets with strong growth potential, tied to network development, increased 11.5% on a comparable basis and represented 20% of Group capital expenditures for the quarter.

Capital expenditures in mature markets increased 11.8% on a comparable basis (excluding the purchase of technical premises in France). This related to expanding development programmes such as for service platforms, the extension of geographic coverage of third generation (3G) mobile networks and the pre-deployment of fibre optics (FTTH). This also included innovation programmes for new growth initiatives and productivity improvements in the areas of invoicing, customer management and network optimisation.

outlook for 2008

The Group is on course to meet its 2008 objective of generating organic cash flow of more than 7.8 billion euros. This objective is based on:

-

stability of the gross operating margin rate, bolstered by continuing cost reductions; and

-

maintaining the capital expenditure rate at around 13% of revenues.

This objective fits into an overall context of growth in Group revenues, in line with the unchanged growth of its markets.

The Group also confirms its financial policy. The organic cash flow generated will be used according to the following principles:

-

The ratio of net debt to GOM will be maintained, in the medium term, at less than 2 under current market conditions;

-

Taking into account the organic cash flow forecasted for 2008, the Board of Directors confirms that the dividend to be proposed to the General Meeting for the fiscal year 2008 will be over 1.30 euros per share. The Board of Directors reserves the option to increase the dividend payout rate to above 45% of organic cash flow if necessary. Moreover, the Board will review each year the possibility of additional shareholder payouts based on Group cash flow forecasts and capital expenditure projections.

The General Meeting on 27 May 2008 will vote on the proposal of the Board of Directors to distribute a dividend for the 2007 fiscal year of 1.30 euros per share to be paid out on 3 June.

Finally, the Group will maintain its disposals and acquisitions policy, based on the following objectives:

-

building its presence in emerging markets;

-

strengthening its presence in Western Europe where necessary; and

-

acquiring complementary skills in certain key business areas.

France Telecom has also indicated that it will not consider any consolidation operation unless it meets specific conditions:

-

strategic criteria: a positive contribution to growth, stronger positions in new products and services, increased activity in emerging countries, and compatibility with business models and/or strategic priorities;

-

financial criteria: realisation of significant synergies and compliance with commitments regarding gearing ratio and dividend distribution policy.

.

analysis by business segment

personal communication services

Personal Communication Services (PCS) revenues were 7.064 billion euros in the first quarter of 2008. The increase on an historical basis (+1.9%) was affected by the negative impact of movements in exchange rates (- 160 million euros) and by changes in the scope of consolidation (-156 million euros with the sale of the Orange mobile activities in the Netherlands and the acquisition of Voxmobile in Luxembourg and Ten in France).

On a comparable basis, the increase in revenues was 6.8% (+449 million euros) compared to the first quarter of 2007; this is due in equal measure to high-growth markets1 which grew 14.4% (+226 million euros) and to the mature markets of Western Europe which grew 4.4% (+223 million euros).

The number of customers (excluding MVNO) was 111.9 million at 31 March 2008, up 14.6% year on year (+14.3 million additional customers), on a comparable basis.

The number of mobile broadband customers more than doubled to 14.8 million customers at 31 March 2008 (including 8.2 million in France) compared to 7.2 million customers at 31 March 2007 (including 4.4 million in France).

There were 2.1 million MVNO customers in Europe at 31 March 2008 (including 1.5 million in France) up from 1.1 million customers a year earlier on a comparable basis (including 1.0 million in France).

PCS France recorded 2.468 billion euros in revenues, up 3.3% on an historical and on a comparable basis. Excluding the impact of the reduction in call termination and roaming rates (estimated at -75 million euros), revenues rose 6.6% compared to the first quarter of 2007.

This corresponds primarily to the 4.3% increase in the total number of customers and to growth in the number of contract customers, which represented 65.5% of the customer base at 31 March 2008, compared to 63.9% a year earlier. In addition, revenues from data services increased 20%, generated both by SMS revenues and non-messaging services. In the first quarter of 2008, data services as a percentage of network revenues was 20.3%, up nearly 3 points in one year. The number of mobile broadband customers rose 88% year on year to 8.2 million at 31 March 2008.

PCS United Kingdom revenues were 1.443 billion euros. On an historical basis, the negative impact of movements in the pound sterling exchange rate led to a decrease of 3.1% compared to the first quarter of 2007.

On a comparable basis, revenues registered a significant increase of 9.5%. Excluding the impact of the reduction in call termination and roaming rates (estimated at -27 million euros), revenues grew 11.8%, buoyed by sustained growth in the number of contract customers, up 15.1% year on year. At 31 March 2008, contract customers represented 36.3% of the total number of customers compared to 32.9% at 31 March 2007, an increase of 3.4 points.

1 Refer to glossary

Added to this was growth in revenues from data services: data services as a percentage of network revenues was 23.6% for the first quarter 2008 compared to 21.7% a year earlier, a gain of nearly 2 points. The number of mobile broadband customers increased 84% year on year, reaching 2.096 million at 31 March 2008.

PCS Spain revenues were 827 million euros, up 2.9% on a comparable basis (up 0.7% on an historical basis). Excluding the effect of the migration of a portion of Orange customers in the Basque region to Euskatel, which occurred in the first quarter 2007, growth was 5.4%.  Excluding the effect of this migration and the impact of the reduction in call termination and roaming rates (estimated at -33 million euros for the quarter), revenues rose by 10.1%, reflecting the sustained growth in the number of contract customers, which increased 11.3% in one year. The improvement in the customer mix was significant: contract customers as a percentage of the total customer base was 54.8% at 31 March 2008, representing an increase of 3 points year on year.At the same time, the number of mobile broadband customers nearly tripled to 2.009 million at 31 March 2008.

PCS Poland revenues were 586 million euros, up 22.4% on an historical basis, driven in part by the favourable impact of the zloty exchange rate. On a comparable basis, revenues grew 13.0%, largely reflecting a 13.8% increase in the number of contract customers, which accounted for 40.5% of the total number of customers at 31 March 2008 (1.5 points more than at 31 March 2007). At the same time, the number of mobile broadband customers increased 2.5 times to 262,000 at 31 March 2008. Orange Poland maintained its competitive position with an estimated market share by value of 34.2% in the first quarter of 2008.

Revenues for PCS Rest of World were to 1.775 billion euros. On an historical basis, the impact of the sale of the Orange mobile activities in the Netherlands and the negative effect of exchange rate movements led to a 1.4% reduction in revenues compared to the first quarter of 2007.

On a comparable basis, revenues increased 8.9%. Excluding the impact of the reduction in call termination rates and roaming rates in Europe (estimated at -76 million euros in the quarter), revenues increased by 14.2%. This reflects strong growth in the number of customers, which rose to 46.8 million at 31 March 2008, up 30.3% on a comparable basis with nearly 11 million new customers acquired in one year. Growth in the customer base was particularly buoyant in Egypt, Romania, Mali, Ivory Coast and Madagascar.

home communication services

Revenues from Home Communication Services (HCS) were 5.649 billion euros in the first quarter of 2008, up 1.3% on an historical basis tied to the positive impact of movements in exchange rates and changes in the scope of consolidation (the positive effect of the acquisition of Spanish company Ya.com was partially offset by the sale of the Orange Internet activities in the Netherlands).

On a comparable basis, revenues remained stable overall compared to the first quarter of 2007. Revenues from ADSL broadband services1 increased 29% and largely offset the declining trend in traditional telephone services. Broadband services represented 23% of total Home Communication Services revenues in the first quarter of 2008 compared to 18% in the first quarter of 2007.

The number of consumer ADSL broadband lines in Europe was 12.0 million at 31 March 2008, up 17.8% year on year on a comparable basis (1.8 million additional ADSL lines).

The number of Liveboxes increased 48% with 6.8 million units sold in Europe by 31 March 2008, compared with 4.6 million at 31 March 2007 on a comparable basis.

The number of Voice over IP customers rose to 5.4 million at 31 March 2008 compared with 3.1 million at 31 March 2007, an increase of 76% on a comparable basis.

Digital TV over ADSL services (IPTV) had 1.41 million subscribers in Europe at 31 March 2008 compared with 770,000 at 31 March 2007, an increase of 83%.

HCS France revenues rose to 4.478 billion euros, up 1.6% on an historical basis and 1.3% on a comparable basis. The increase in consumer ADSL broadband services and services to operators (especially unbundling of telephone lines) was partially offset by the declining trend in traditional telephone services.

The number of consumer ADSL broadband lines was 7.627 million, up 20% compared with 31 March 2007 (1.3 million additional subscribers). ADSL Multiservices likewise showed a rapid increase in the year to 31 March 2008 with:

-

5.630 million leased Liveboxes, an increase of 44% year on year; Liveboxes represented 74% of ADSL accesses at 31 March 2008, compared with 62% a year earlier;

-

4.649 million customers for Voice over IP services, an increase of 77%; Voice over IP represented 61% of the number of ADSL subscribers and 83% of leased Liveboxes as of 31 March 2008;

-

1.282 million ADSL Television (IPTV) customers, up 72%.  Video-on-demand (VOD) services surged to 1.064 million paid-for downloads in the first quarter of 2008 from 401,000 in the first quarter of 2007.

At the same time, revenues from traditional telephone subscriptions fell 5.3% both on an historical and on a comparable basis. The unfavourable impact of complete unbundling, of naked ADSL and of wholesale line rental was partially offset by the impact of the rise in telephone subscription prices introduced in July 2007.

The 19.4% reduction in revenues from traditional telephone communications (on an historical and on a comparable basis) reflects the rapid growth in Voice over IP services.

1 Including revenues from wholesale sales of ADSL and unbundled lines

HCS Poland revenues were 740 million euros, up 4.7% on an historical basis, tied to the favourable effect of the exchange rate for the Polish zloty. On a comparable basis, revenues confirmed the slowing of the declining trend, and were down 3.7% in the first quarter of 2008 following a decline of 7.2% in the second half of 2007 and 9.0% in the first half.

Fixed-line services in Poland remain marked by the continued migration toward mobile services and by price reductions imposed by the regulator. These negative effects were partially offset by a growth in revenues from ADSL broadband services, enterprise network management services and services to operators.

Growth in the number of ADSL subscribers was maintained, with 2.076 million at 31 March 2008, up 18% year on year. HCS Poland remains the leader in the ADSL market with a market share by value of about 51%. In addition to sustained growth in the customer base is the favourable effect of Multiservices with growth of the Livebox, Voice over IP and ADSL Television.

The revenues of HCS Rest of World were 503 million euros, down 2.8% on an historical basis. This includes the negative impact of movements in exchange rates and favourable changes in the scope of consolidation (acquisition of Ya.com in Spain and the sale of Orange Internet activities in the Netherlands). On a comparable basis, revenues of HCS Rest of World decreased 1.7% compared to the first quarter of 2007.

In Spain, the growth in revenues from ADSL broadband services largely offset the decline in traditional telephony. The number of ADSL lines increased 19% on a comparable basis to 1.186 million subscribers at 31 March 2008, due in particular to the success of Multiservice offers. A growing share of ADSL lines sold are unbundled, representing 70% of the total number of ADSL lines at 31 March 2008, compared with 56% a year earlier on a comparable basis.

In the United Kingdom, the growth in revenues of ADSL broadband partially offset the decline in revenues from narrow-band Internet and portals. ADSL lines sold unbundled grew strongly accounting for 37% of total ADSL lines at 31 March 2008, up 16 points from 21% a year earlier. The number of ADSL subscribers was 1.107 million at 31 March 2008, up 1.1% compared with 31 March 2007.

Revenues from the remaining Rest of World countries, which represent nearly half the revenue of HCS Rest of World, increased 3.9% on a comparable basis tied to the growth of operations in Ivory Coast and Senegal.

enterprise communication services

Enterprise Communication Services (ECS) revenues were 1.902 billion euros in the first quarter of 2008, up 0.6% year-on-year on an historical basis. This growth includes the negative impact of exchange rates, which partially offset the positive effect from changes in the perimeter of consolidation with the addition of the “Enterprises” and “Managed Services” divisions of GTL India, acquired in July 2007.

On a comparable basis, revenues for the quarter grew 2.0%. This continues the improvement recorded in the second half of 2007 (up 2.0% after a 1.2% decline in the first half of the year). The increase in new business (especially IP network services) and international growth (particularly the performance of operations in Russia) were partially offset by the decline in data services and traditional fixed-line telephony.

These legacy services nonetheless slowed their revenue decline (-6.9% in the first quarter of 2008 versus -7.8% in the second half of 2007 and -10.7% in the first half) as a result of fewer migrations of enterprise networks to IP than in 2007, particularly in France.

Advanced Business Network Services revenues increased 7.5% on a comparable basis (+4.4% on an historical basis), reflecting continued growth in IP network services, especially internationally. The number of IP-VPN subscribers in the world increased 13.3% year-on-year, reaching 302,000 at 31 March 2008. Adoption of the Business Everywhere mobility offer increased 20.0% in France to 605,000 users at 31 March 2008.

Extended Business Services revenues increased 16.0% on a comparable basis (+18.7% on an historical basis), driven by growth in service platforms and consulting and project management activities tied to the management of enterprise data networks.

Other Business Services revenues increased 12.1% on a comparable basis (+6.9% on an historical basis), driven by increased sales of network equipment linked to major contracts (especially internationally) and to a lesser extent by growth in broadcasting services of the subsidiary Globecast.

Revenues from ICT services1 increased 15.7% year-on-year on a comparable basis, outpacing the market as a whole. These accounted for 27.3% of revenues earned from non-Group customers in the first quarter of 2008, compared to 24.0% in the first quarter of 2007, up 3.3 points in a year.

1 Refer to glossary

calendar of future events

>

31 July 2008: results for the 2nd quarter 2008

>

30 October 2008: results for the 3rd quarter 2008

contacts

press contacts: +33 1 44 44 93 93 Béatrice Mandine beatrice.mandine@orange-ftgroup.com Bertrand Deronchaine bertrand.deronchaine@orange-ftgroup.com Sébastien Audra sebastien.audra@orange-ftgroup.com	financial communication contacts: +33 1 44 44 89 23 Vincent Benoit Vincent.benoit@orange-ftgroup.com Reza Samdjee reza.samdjee@orange-ftgroup.com for more information

Slides of the presentation on the publication of the first quarter 2008 revenues can be viewed on the France Telecom website:

http://www.francetelecom.com

notice

This press release contains forward-looking statements about France Telecom, in particular for 2008. Although France Telecom believes  these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there  can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, the effectiveness of the integrated operator strategy including the success and market acceptance of the “NExT” plan, the Orange brand and other strategic, operating and financial initiatives, France Telecom’s ability to adapt to the ongoing transformation of the telecommunications industry, regulatory developments and constraints and the outcome of legal proceedings, risks and uncertainties related to business activity and international operations, and exchange rate fluctuations.

More detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document filed with the French Autorité des Marchés Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission.

appendix 1: revenue for the first quarter of 2008

(in millions of euros)	1st quarter 2008	1st quarter 2007 historical basis	1st quarter 2007 comparable basis	Change (in %) historical basis	Change (in %) comparable basis

Personal Communication Services	7,064	6,931	6,615	1.9	6.8
PCS France	2,468	2,388	2,389	3.3	3.3
PCS United Kingdom	1,443	1,489	1,318	(3.1)	9.5
PCS Spain	827	821	804	0.7	2.9
PCS Poland	586	479	519	22.4	13.0
PCS Rest of the World	1,775	1,801	1,630	(1.4)	8.9
Eliminations	(35)	(47)	(44)	(25.1)	(19.9)
Home Communication Services	5,649	5,574	5,647	1.3	0.0
HCS France	4,478	4,405	4,420	1.6	1.3
Consumer Services	2,356	2,370	2,389	(0.6)	(1.4)
Networks and Operators	1,591	1,483	1,494	7.3	6.5
Other HCS revenues in France	530	552	537	(3.9)	(1.3)
HCS Poland	740	707	769	4.7	(3.7)
HCS Rest Of The World	503	517	512	(2.8)	(1.7)
Eliminations	(72)	(55)	(54)	30.4	32.9
Entreprise Communication Services	1,902	1,890	1,865	0.6	2.0
Fixed-line telephony and traditional data services	872	944	936	(7.6)	(6.9)
Advanced business network services	499	477	464	4.4	7.5
Extended business services	308	259	266	18.7	16.0
Other business services	224	209	200	6.9	12.1
Inter-segment eliminations	(1,587)	(1,551)	(1,567)	2.3	1.3
Total	13,027	12,844	12,561	1.4	3.7

appendix 2: key performance indicators of France Telecom

(historical data)	As of 31 March 2007	As of 30 June 2007	As of 30 Sept 2007	As of 31 Dec 2007	As of 31 March 2008

Customers of the France Telecom Group
Total number of customers* (millions)	161.081	163.327	167.762	170.149	172.234
- of which: mobile services customers* (millions)	100.103	102.543	106.875	109.662	111.884
- of which: ADSL broadband customers in Europe* (millions)	10.187	10.532	11.451	11.652	12.019

Personal Communication Services (PCS)
Total number of customers* (millions)	100.103	102.543	106.875	109.662	111.884
- of which: contract customers (millions)	39.150	39.989	41.192	41.782	42.449
- of which: broadband customers (millions)	7.237	8.940	10.535	12.973	14.772
PCS France
Total number of customers* (millions)	23.226	23.403	23.504	24.226	24.238
- of which: contract customers (millions)	14.843	15.050	15.355	15.699	15.875
- of which: broadband customers (millions)	4.376	5.221	6.284	7.407	8.232
Total ARPU (euros)	406	403	398	398	398
Number of MVNO customers (millions)	1.001	1.114	1.238	1.416	1.511
PCS United Kingdom
Total number of customers* (millions)	15.096	15.165	15.400	15.642	15.756
- of which: contract customers (millions)	4.970	5.183	5.408	5.610	5.722
- of which: broadband customers (millions)	1.139	1.368	1.551	1.798	2.096
Total ARPU (GBP)	257	258	261	265	268
PCS Spain
Total number of customers* (millions)	11.058	10.692	10.921	11.091	11.084
- of which: contract customers (millions)	5.464	5.621	5.790	5.956	6.079
- of which: broadband customers (millions)	0.695	0.925	1.232	1.605	2.009
Total ARPU (euros)	300	301	305	303	301
PCS Poland
Total number of customers* (millions)	12.781	13.056	13.487	14.158	14.007
- of which: contract customers (millions)	4.987	5.189	5.368	5.556	5.674
- of which: broadband customers (millions)	0.105	0.131	0.159	0.223	0.262
Total ARPU (PLN)	633	615	600	592	592
PCS Rest of the World
Total number of customers* (millions)	37.942	40.227	43.563	44.545	46.799
- of which: contract customers (millions)	8.886	8.946	9.271	8.961	9.098
- of which: broadband customers (millions)	0.922	1.295	1.309	1.939	2.173
* Excluding MVNO customers.

(historical data)	As of 31 March 2007	As of 30 June 2007	As of 30 Sept 2007	As of 31 Dec 2007	As of 31 March 2008

Home Communication Services (HCS)
Total number of ADSL customers in Europe (millions)	10.187	10.532	11.451	11.652	12.019
Total number of Liveboxes (millions)	4.765	5.216	5.717	6.100	6.783
Total number of Voice over IP customers (millions)	3.177	3.640	4.185	4.779	5.371
Total number of ADSL TV customers (millions)	0.768	0.872	1.017	1.243	1.407
HCS France
Consumer Market
Total number of fixed-line subscribers (millions)	24.774	23.942	23.442	22.962	22.596
- of which: naked ADSL* (millions)	0.130	0.316	0.628	0.941	1.253
Number of ADSL customer end of year** (millions)	6.331	6.582	6.913	7.296	7.627
ADSL market share end of year (%) ***	49.2	49.2	49.3	49.4	49.4
Number of Liveboxes (millions)	3.916	4.273	4.692	5.209	5.630
Number of Voice over IP customers (millions)	2.624	3.017	3.485	4.102	4.649
Number of ADSL TV customers (millions)	0.745	0.837	0.975	1.149	1.282
Total ARPU (euros)	28.6	29.2	29.9	30.6	31.4
- of which: subscription (euros)	13.5	13.8	14.0	14.2	14.3
- of which: calls (euros)	8.3	8.0	7.9	7.7	7.4
- of which: Internet services (euros)	6.8	7.4	8.1	8.8	9.6
Operators market
Number of unbundled lines (millions)	4.308	4.547	4.836	5.187	5.521
- of which: total unbundling (millions)	2.555	2.865	3.215	3.624	4.012
- of which: partial unbundling (millions)	1.754	1.682	1.621	1.563	1.509
Wholesale sale of ADSL access to third-party ISPs (millions)	2.185	2.208	2.209	2.232	2.240
- of which: wholesale sale of naked ADSL* (millions)	0.442	0.643	0.808	0.942	1.052
Wholesale sale of telephone subscription (millions)	0.080	0.449	0.592	0.716	0.793
HCS Poland
Total number of telephone lines (millions)	9.927	9.802	9.658	9.542	9.323
Number of ADSL customers (millions)	1.760	1.864	1.948	2.018	2.076
HCS Rest of the World
Number of ADSL customers in Europe (millions)	2.095	2.085	2.591	2.339	2.316
- of which: customers in the United Kingdom (millions)	1.095	1.090	1.142	1.138	1.107
- of which: customers in Spain (millions)	0.681	0.698	1.156	1.177	1.186
- of which: customers in the Netherlands (millions)	0.319	0.297	0.293	-	-

Number of IP-VPN subscribers in the world (000s)	266	273	285	296	302
Number of Business Everywhere customers in France (000s)	505	525	550	571	605
* Refer to glossary ** Adapted to the definition of quarterly publications of ARCEP *** Company estimates appendix 3: highlights

newsflow summary
april
07/04/08	Orange – announces the launch of Orange cinema series, the first premium television service available on all platforms.
march
25/03/08	Group – Raoul Roverato is appointed Executive Vice-President in charge of Orange’s new growth Businesses
19/03/08	Group – France Telecom confirms trends given for French fixed activities in 2008
19/03/08	France – Orange and the Association des Responsables de Copropriété (“ARC”) join forces for the deployment of fibre in French buildings.
18/03/08	Jordan – Orange opens its Technocentre branch in Jordan : the Technocentre, which develops new products and services, is located in Amman.
14/03/08	Romania – in the presence of the Group Chairman and CEO, Didier Lombard, Orange, the leading telecommunications operator in Romania, celebrates the milestone of its 10 millionth Romanian customer
11/03/08	France – Orange is the first French operator to offer 3G+ with a 7.2Mbps downlink speed to its corporate customers.
11/03/08	France – Orange has launched a new all-in-one broadband internet offer for its fixed-line customers “optimale découverte internet “ (optimal internet discovery)
05/03/08

Group – France Telecom announces the acquisition of Cityvox. This acquisition of 100% of the company is in line with Orange’s strategy to develop its internet services and the audience on its portals , consolidating its current position in France as number three for audience and number one for advertising on the web.

05/03/08

Orange – Orange and Cable&Wireless Europe, Asia & US announced a five-year partnership deal that will see Cable&Wireless entreprise fixed mobile convergence using the Orange UK mobile network for national roaming.

february
21/02/08

Orange – and Ten by Orange launch their new multimedia offers. Ten joins Orange and launches its innovative “all unlimited” range, Ten by Orange. Orange also updates its multimedia offer : features include the smallest 3G+ modem key on the market, a new range of multimedia options and a limited series of Star offers.

20/02/08

Orange – Orange, Thomson and Sagem Communications are creating Soft At Home, a joint venture publisher of software for the digital home.Soft At Home aims to create and promote a software platform to simplify and accelerate the adoption of residential digital services.

19/02/08	Group – Vodafone and Orange outlined the next steps in their vision to deliver better quality mobile coverage to more people, in more places across the UK
15/02/08	Spain – the Orange Spain CEO, Jean-Marc Vignolles, announced the fiber optic pilot (Fiber to The Home) to be launched by Orange Spain in Catalonia.
13/02/08	Group – Orange and Nokia has signed a memorandum of understanding in order to partner on value added services such as location based services, maps, mobile advertising and gaming.
08/02/08	Group – Rich Communication Suite Initiative : key telecom industry players join forces to speed up the introduction of interoperable rich commmunication services
06/02/08

Group – at the Board meeting on February 5, France Telecom’s Directors co-opted José-Luis Duran and Charles-Henri Filippi. These appointments will be put forward to be ratified at the general shareholder’s meeting on May 27.

06/02/08	Group – 2007 annual results : a very good Group performance : the Group met or exceeded all of its operational and financial objectives.

january
25/01/08

Poland – the Supervisor Board of Telekomunikacja Polska has accepted resignations of three board members : Benoit Mérel, Iwona Kossmann and Pierrick Hamon. At the same time Roland Dubois was appointed as a member of TP management board

18/01/08

Orange – and Lagardère launch MusiLine ; Lagardère  Active developed MusiLine, the 1st editorialised and personalised music programming web service and Orange, the exclusive launch partner, offers MusiLine for free to all its Broadband Internet

17/01/08	Spain – Yoigo and Orange reach an agreement to share the infrastructures of their mobile networks in the whole national territory
16/01/08

Orange – has applied for 2 Television channels in response to a call for applications made by the French Audiovisual Council on 6 November 2007 for the allocation of DVB-H mode frequencies to be used for broadcasting Personal Mobile Television services

15/01/08	France – France Telecom residential customers benefit from lower bills : on 17 January 2008, France Telecom lowered the cost of calls from fixed lines.
11/01/08	UK – Following the recent appointment of Tom Alexander as CEO Orange UK, Orange announces 3 new senior management positions : Chief Operations & Development Officer and Chief of Staff & Communications
07/01/08

Egypt – Didier Lombard, the Chairman and CEO of France Telecom Orange Group, in the presence of Tarek Kamel, the Egyptian Communications and Information Minister, inaugurated the Group’s 18th ORANGE Labs

All press releases are available on the Group’s websites:

•

www.orange.com

•

www.francetelecom.com

•

www.orange.co.uk

•

www.orange.es

•

www.tp-ir.pl

•

www.orange-business.com

appendix 4: glossary

ARPU – Home Communication Services (HCS) segment

Average annual revenue per line for Fixed Services for Consumers is calculated by dividing the average monthly revenues over the last twelve months by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as monthly revenue per customer.

ARPU – Personal Communication Services (PCS) segment

Average annual revenue per user (ARPU) is calculated by dividing the revenues of the network generated over the last twelve months (excluding revenues from mobile virtual network operators – MVNO) by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as annual revenue per customer.

CAPEX

Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses and investments through finance leases.

commercial expenses

External purchases including purchases of handsets and other products sold, commissions related to distribution, advertising, promotional and sponsorship expenses, and rebranding expenses.

comparable basis

Financial data presented with methods, scope of consolidation and exchange rates that are comparable for the preceding period. Adjusting data given on an historical basis to data given on a comparable basis consists of keeping the results for the most recent period and then restating the results for the corresponding period of the preceding year with comparable methods, scope of consolidation and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year, the same method and scope of consolidation for the most recent period as well as the average exchange rate used for the income statement for the most recent period.

equipment revenues (PCS business segment)

Revenues from equipment include the sale of mobile handsets and accessories.

external purchases

External purchases include commercial expenses, service fees and inter-operator costs and other external purchases (including overhead, property expenses, operating and technical maintenance subcontracting expenses, IT expenses, equipment costs and call centre subcontracting expenses, net of capitalized production of goods and services).

gross operating margin (GOM)

Revenues and other operating income less external purchases, other operating expenses and labour expenses (wages and employee benefit expenses). Labour expenses (wages and employee benefit expenses) included in the calculation of the gross operating margin do not include employee profit-sharing or share-based compensation costs.

HSDPA

High speed downlink packet access. New generation networks (known as 3G+) enabling high speed broadband uses such as High Definition TV reception on mobile handsets.

ICT

Information communication technologies: new information and communication technologies.

labour expenses (wages and employee benefit expenses)

Labour expenses (wages and employee benefit expenses) included in the calculation of the gross operating margin (GOM) do not include employee profit sharing or share-based compensation costs, which are costs included after GOM and before operating income. Labour expenses (wages and employee benefit expenses) are net of the capitalized labour expenses.

markets with high growth potential

Markets with high growth potential include France Telecom operations in the following countries: mobile services in Poland, Botswana, Cameroon, Central African Republic, Côte d’Ivoire, Dominican Republic, Egypt, Equatorial Guinea, Guinea, Guinea-Bissau, Jordan, Kenya, Madagascar, Mali, Mauritius, Mexico, Moldavia, Niger, Republic of Vanuatu, Romania, Senegal, Slovakia and Vietnam.

mature Western European markets

Mature Western European markets include France Telecom operations in the following countries: France, United Kingdom, Spain, fixed services in Poland, Belgium, Luxembourg, Switzerland and the Netherlands (until 30 September 2007).

MVNO

Mobile virtual network operator: mobile network operator that provides services using third-party network infrastructures.

naked ADSL

The naked ADSL access offer is aimed at subscribers who do not wish to keep a standard and separate telephone contract. In France and Poland, France Telecom also offers wholesale naked ADSL to other operators, allowing their customers, especially ones residing in areas where full unbundling is unavailable, to dispense with the traditional telephone subscription.

network revenues (PCS segment)

Network revenues represent the revenues (voice and data services) generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from mobile virtual network operators (MVNO).

number of employees (active employees at end-of-period)

Number of people working on the last day of the period, including both permanent and fixed-term contracts.

revenues from data services (PCS business segment)

Revenues from data services are network revenues excluding voice revenues and revenues from MVNOs. They include the revenues generated by text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) and the cost invoiced to the customer to purchase content.

subscriber acquisition costs (PCS business segment)

The acquisition cost per customer is the total of the purchase costs for the handsets sold and the commissions paid to distributors less the revenues from the sale of the handsets for each new customer.

subscriber retention costs (PCS business segment)

Retention costs per customer equal the total of the purchase costs for the handsets sold and the commissions paid to distributors, less the revenues from the sale of handsets, for each customer renewing a contract.

wholesale line rental in France – WLR

By supplying an analogue connection to the France Telecom switched network and related services as a supplement to a narrowband telephone traffic routing offer, the WLR offer allows third party operators to market a global narrowband fixed telephony offer. The WLR offer is a service and does not constitute an offer to provide the third party with direct access to France Telecom’s network and equipment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: May 7, 2008	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer